Man GroupUSA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




06017978

October 18, 2006


SEC MAIL PROCESSING
RECEIVED
OCT 23 2006
WASH, D.C.
160
SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

NOV 02 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

10/31

Man Group plc
17 October 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 16 October 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$28.17.

Track Record: From inception on 12 May 1998

| | Key Statistics |
|---|---|
| Last week | +1.04% |
| Last 12 months | +9.0% |
| Annualised return since inception | +13.0% |

Contacts:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Downes | Merlin Financial | 020 7653 6620 |

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

18 October 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 17 October 2006 it purchased for cancellation 150,000 of its ordinary shares at a price of 467.89 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 22,302,507 ordinary shares at a total cost of £90.0 million, giving an average repurchase cost of 403.52 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000